UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-32161
(Check one):
☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR
For the Period Ended: December 31, 2006
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
PART I — REGISTRANT INFORMATION

Full name of registrant:	VendingData Corporation

Former name if applicable:	N/A

Address of principal executive office (street and number):	1120 Town Center Dr, Suite 260

City, State and Zip Code:	Las Vegas, Nevada 89144

PART II — RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:
VendingData Corporation was unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2006 due to delays in completing the testing and analysis procedures prerequisite to the completion of its annual financial statements.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Arnaldo Galassi	(702) 733-7195

(Name)	(Area Code)(Telephone number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES
VENDINGDATA CORPORATION
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By:	/s/ Mark R. Newburg
Mark R. Newburg, Chief Executive Officer

Attachment to
Form 12b-25
Notification of Late Filing
Part IV, Item 3
The gross revenues of VendingData Corporation (the “Company”) in fiscal 2006 increased 166% to $8.3 million, compared to $3.1 million for the year ended December 31, 2005. Approximately $3.8 million of the increase in gross revenue was the result of the addition of the line of non-gaming products in connection with the Company’s July 2006 acquisition of Dolphin Advanced Technologies Pty Ltd.